UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of: December 2009

Commission File Number:   1-8139

Zarlink Semiconductor Inc.
(Name of Registrant)

400 March Road
Ottawa, Ontario, Canada K2K 3H4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F                      ☒                                Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                                 ☐                                  No                 ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

On December 11, 2009, Zarlink Semiconductor Inc. issued a press release announcing that it has entered into automatic purchase plans with a broker in order to facilitate repurchases of its common shares under its normal course issuer bid. Zarlink previously announced that it had received approval from the Toronto Stock Exchange ("TSX") to make a normal course issuer bid to purchase up to 11,971,633 common shares, on May 26, 2009. The normal course issuer bid commenced on May 29, 2009 and ends on May 28, 2010.  A copy of the press release is being furnished as Exhibit 99.1 to this report and incorporated herein by reference.

Exhibit No.	Description

99.1	Press release dated December 11, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Zarlink Semiconductor Inc.

Dated: December 11, 2009                                                                By: /s/ Andre Levasseur
                         Andre Levasseur
                         Senior Vice President of Finance and
                  Chief Financial Officer